

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Guohua Zhang
Chief Executive Officer and Chairman of the Board
Caravelle International Group
60 Paya Lebar Road
#06-17 Paya Lebar Square
Singapore 409051

> **Re: Caravelle International Group**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted August 18, 2022**
> **CIK No. 0001928948**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4 submitted August 18, 2022

Material U.S. Federal Income Tax Consequences of the Business Combination, page 94

1.   We note your response to prior comment 18. Please revise your disclosure in this section to name counsel having provided the tax opinion at Exhibit 8.1, and to state clearly that the disclosure in this section of the prospectus is the opinion of the named counsel. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Caravelle's Business, page 107

2.   We note your responses to prior comments 19 and 20, including added disclosure indicating that Caravelle now expects to launch the CO-Tech business in Q4 2022. Please

revise your risk factor summary and risk factor disclosures, at pages 23 and 36, respectively, to clearly disclose that Caravelle's overall business operations is not currently carbon-neutral, and substantiate how, in view of your current timetable, you consider the CO-Tech business to be "newly launched" or "recently launched." As appropriate, please revise throughout your filing regarding the new CO-Tech business.

Shipping + Wood Drying + Carbon Trading = Carbon Neutral Ocean Technology Industry, page 121

3. We note your response to prior comment 22, including added disclosure in this section that, as of the date of your proxy statement/prospectus, the CO-Tech business line has yet to launch. Please revise to additionally highlight, in this section, that your CO-Tech solutions model has no historical operations and has yet to generate revenues.

Enforceability of Civil Liabilities Under U.S. Securities Law, page 183

4. We note your response to prior comment 25 and reissue it in part. Given that your CFO and COO candidates reside in China, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Signature Page, page II-4

5. Revise the signature page of the registration statement to clarify that it is signed by the registrant's principal executive officer, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. See Instruction 1 to Signatures to Form F-4.

Exhibits

6. Please file a signed and dated copy of Exhibit 10.8, the Form of Ship Chartering Agreement between Topsheen Shipping Limited and Topsheen Shipping Singapore Pte. Ltd. Please similarly file a signed copy of Exhibit 10.7, the Loan Agreement, dated April 9, 2020, between Topsheen Shipping Singapore PTE. LTD. and DBS Bank Ltd.

General

7. We note your responses to prior comments 14 and 26. Please reconcile these responses to your responses to comments 11 and 39 in your response letter dated July 18, 2022. In your July 18, 2022 response letter, you stated that a majority of your officers and directors live in China and Hong Kong and that all of your revenues are generated in China and Hong Kong.

8. We note your responses to prior comments 1, 3, 4, 5, 6, 8, 9, 10, 11, and 26. Given your added disclosure that 30% of Caravelle's cash transfer payments occur with banks inside China, Hong Kong, and/or Macau; that more than 30% of Caravelle's shipping revenues are derived from China; and that Caravelle has some assets in China, please provide

additional analysis explaining how you determined that the legal and operational risks associated with operating in China and Hong Kong would not also apply to PubCo's (Caravelle International Group) operations in China and Hong Kong. We further note your plans to launch your CO-Tech business which will have operations in China and Hong Kong.

9. We note your response to prior comment 27 and reissue it in part. Please tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso